FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ AKIHIKO TOYOTANI
Akihiko Toyotani
General Manager of
Finance Division

Date: November 24, 2005

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Osaka Gas Co., Ltd. and Kyocera Corporation to Commence First Domestic Trial Operations of a Solid Oxide Fuel Cell (SOFC) Cogeneration System for Home Use

[Translation]

November 24, 2005

Name of Company listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and COO

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Akihiko Toyotani
General Manager of Finance Division
(Tel: 075-604-3500)

Osaka Gas Co., Ltd. and Kyocera Corporation to Commence First Domestic Trial

Operations of a Solid Oxide Fuel Cell (SOFC) Cogeneration System for Home Use

Commencing on November 28, 2005, Osaka Gas Co., Ltd. (President: Hirofumi Shibano) and Kyocera Corporation (President: Makoto Kawamura) will begin the first trial operations in Japan of a solid oxide fuel cell (SOFC*1) cogeneration system*2 in the 1kw class for home use installed in a joint research home (a residence unit housing a family of four) in the “Next 21”*3 , experimental housing complex owned by Osaka Gas.

The companies jointly commenced development of a 1kw class SOFC cogeneration system for home use in April 2004, and since then have undertaken the challenge of improving the operational power generation efficiency, reliability and specifications of products intended for commercial sale. To date, Osaka Gas has been evaluating test models containing performance improvements manufactured by Kyocera. As a result, the originally targeted power generation efficiency ratio exceeding 45% (AC generator output efficiency*4, LHV basis*5) has been achieved, due mainly to increased inverter efficiency, elimination of peripherals and reduction of electrical power consumption.

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This represents the world’s highest level of power generation efficiency for a 1kw power generation system. Moreover, such rate exceeds the 40%*6 primary energy generation efficiency ratio of power supply systems incorporating large scale thermal power plants and power distribution grids by at least 5 points, which demonstrates the high level of energy savings featured by the system. The performance of the system with respect to startup, shutdown and load following capability has been satisfactorily confirmed.

The purpose of these trial operations of the SOFC cogeneration system for home use at an actual residence is to confirm system reliability, identify problems involved in the development of commercial products and to analyze technologies for introduction of the SOFC cogeneration system to multifamily housing. The energy savings effect and reduction of CO2 emission volume when used for production of electricity and heat in an average house will be evaluated as well.

The characteristics of a SOFC cogeneration system include power generation efficiency which occupies a comparatively higher portion of total energy efficiency, and it is accordingly expected to have economic merits in residences where demand for heat is less than demand for electric power. Such system also can store hot water at high temperatures meaning that the volume of stored hot water can be relatively small. Accordingly, the size of hot water tank can be compact, occupying minimal space. Such feature can make a home cogeneration system suitable not only for detached houses but also for individual units in multifamily housing where demand for heat is limited.

Both companies aim to launch products in the market sometime in fiscal March 2009 and will accelerate product development by undertaking these trial operations at an actual residence.

*1	Abbreviation of Solid Oxide Fuel Cell.
*2	Cogeneration systems are systems to use the heat generated by power generation. If power generation efficiency is a high component of total efficiency, cogeneration systems offer energy saving benefits for relatively small households with low heat demand. For households with high heat demand, they are not economically advantageous. Therefore, systems with highly efficient power generation are effective for households with low heat demand.

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	Power Generation Ratio (Power generation efficiency*)	Heat Generation Ratio (Exhaust heat recovery efficiency*)	Heat Generation/ Power Generation
Engine-type cogeneration system: ECOWILL	1.0kW (20%)	3.25kW (65%)	3.25
The PEFC cogeneration system	0.7kW - 1.0kW (35%)	0.90kW - 1.29kW (45%)	1.29
The SOFC cogeneration system	1.0kW (45%)	0.66kW (30%)	0.66
*	LHV basis
*3	An experimental complex housing built by Osaka Gas in October 1993 at Tennoji, Osaka City, under the concept of “Combination of Affluent life and Energy Saving/Environment Preservation.”
*4	Power generation efficiency at AC 100V available to customers. Power generation efficiency that subtracts the loss of the inverter to convert a direct current generated by fuel cells into an alternating current, and other supplementary mobile power.
*5	Abbreviation of Lower Heating Value. This is the heat generation volume after subtraction of the condensation latent heat of evaporation generated by the burning of fuel from the volume of fuel for heat generation.
*6	Efficiency at the consumer end, which subtracts the power transmission loss caused by power transmission lines leading to households with low-voltage demand from the average power generation efficiency of the thermal power station. Calculated using the LHV/HHV conversion coefficient based on the value (HHV) of the Energy-Saving Law, amended in fiscal March 2002, according to the summary of power supply and demand for fiscal March 2001.

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